UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

HILLENBRAND, INC.
(Exact name of registrant as specified in its charter)

Indiana	1-33794
(State or other jurisdiction	(Commission file
of incorporation or organization)	number)

One Batesville Boulevard
Batesville, Indiana 47006
(Address of principal executive offices)

Nicholas R. Farrell
Hillenbrand, Inc.
Senior Vice President, General Counsel, and Secretary
812-931-5000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____________

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, Hillenbrand, Inc. (“Hillenbrand” or the “Company”) is submitting this Specialized Disclosure Report (“Form SD”) as well as the Conflict Minerals Report, which is filed hereto as Exhibit 1.01. Hillenbrand has made the Conflict Minerals Report publicly available at: https://ir.hillenbrand.com/sec-filings/all-sec-filings.1

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit 1.01 – The Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

1 The reference to Hillenbrand’s website is provided for convenience only. The content of Hillenbrand’s website includes general information and is not incorporated by reference into this Form SD and the Conflict Minerals Report nor deemed filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Hillenbrand, Inc.

(Registrant)

/s/ Nicholas R. Farrell	May 30, 2025
Nicholas R. Farrell	(Date)
Senior Vice President, General Counsel, and Secretary